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                              November 29, 2022

       Asher Dahan
       Chief Executive Officer
       Wearable Devices Ltd.
       2 Ha-Ta   asiya St.
       Yokne   am Illit, 2069803
       Israel

                                                        Re: Wearable Devices
Ltd.
                                                            Amendment No. 1 to
Post-Effective Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed November 14,
2022
                                                            File No. 333-262838

       Dear Asher Dahan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2022 letter.

       Amendment No. 1 to Post-Effective Amendment No.1 to Registration Statement on Form F-1
       Filed November 14, 2022

       General

   1. We note your response to prior comments 2 and 3 and reissue our comments in part.
                                                        Please address the
following with respect to your disclosure of the securities issuable to
                                                        Alpha and certain other
investors throughout your registration statement:
                                                            As previously
requested, revise to state whether your IPO closed with a pre-money valuation of
$26,400,000 or lower. Clearly disclose when any additional securities will be issued and
in what amount.
 Asher Dahan
Wearable Devices Ltd.
November 29, 2022
Page 2

                Expand your statement in your risk factor on page 25 that this
will    cause further
              dilution to your share ownership    to disclose the extent of the
dilution your
              shareholders will experience as a result of the additional securities to be issued. If you believe you cannot calculate these amounts, please tell us in detail why you are unable to do so and what information is unknown at this time.

                Advise why your revisions state that the per share purchase price protection provision will be "evaluated" at the time of the Exercise Price Adjustment instead of "effected,"
              as previously disclosed. Refer to the consent filed as Exhibit
10.7 to your registration
              agreement, which states that "any such adjustments that would otherwise be required by Section 2.1(d) of the Agreement shall be effected at the time the Warrants, including the Additional Warrants, (each as defined in the prospectus) issued to the purchasers in the IPO are adjusted pursuant to their respective terms."

                The caption to your risk factor on page 25 states that the investors are entitled to
              "additional Ordinary Shares or additional shares underlying the warrants they hold, in case the [sic] following the Exercise Price Adjustment, the IPO reflects a pre-money valuation of $26,400,000, or a lower one." Your revisions suggest that the pre-
              money valuation is calculated after the Exercise Price Adjustment. Please advise or revise as appropriate.

                Your revisions on page 90 state that Alpha and certain other investors "shall receive additional Ordinary Shares or additional shares underlying each warrant, based on the
              Discounted PPS." Please refer to Section 2.1(d) of your share purchase agreement filed as Exhibit 10.3 to your registration statement and tell us how you concluded that the investors will receive additional ordinary shares or additional shares underlying their warrants and not both. Revise your disclosure as applicable, including your risk factor on page 25 and its caption.
2. We note that on November 25, 2022 you were notified by Nasdaq that the company is not in compliance with the minimum bid price requirements for continued listing on The
         Nasdaq Capital Market. Please include a recent development section to disclose the
         Nasdaq notification letter and the impact on your company if you are unable to regain compliance.
Plan of Distribution,
FirstName             page 109
           LastNameAsher     Dahan
Comapany
3.         NameWearable
       We note   you deletedDevices   Ltd.
                              disclosure about your obligation to indemnify the
underwriter of
       your29,
November    initial
               2022public
                      Page offering.
                           2         Please restore this disclosure or advise.
FirstName LastName
 Asher Dahan
FirstName LastNameAsher   Dahan
Wearable Devices Ltd.
Comapany 29,
November  NameWearable
              2022        Devices Ltd.
November
Page 3    29, 2022 Page 3
FirstName LastName
      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Oded Har-Even